SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29160; 812-13595]

Millington Securities, Inc. and Millington Unit Investment Trusts; Notice of Application

February 25, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under (a) section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from sections 2(a)(32), 2(a)(35), 14(a), 19(b), 22(d) and 26(a)(2)(C) of

the Act and rules 19b-1 and rule 22c-1 thereunder and (b) sections 11(a) and 11(c) of the Act for

approval of certain exchange and rollover privileges.

Applicants: Millington Securities, Inc. ("Millington") and Millington Unit Investment Trusts (the

"Millington Trusts").[1]

Summary of Application: Applicants request an order to permit certain unit investment trusts to:

(a) impose sales charges on a deferred basis and waive the deferred sales charge in certain cases;

(b) offer unitholders certain exchange and rollover options; (c) publicly offer units without

requiring the Depositor to take for its own account $100,000 worth of units; and (d) distribute

capital gains resulting from the sale of portfolio securities within a reasonable time after receipt.

Filing Dates: The application was filed on October 27, 2008 and amended on March 19, 2009,

December 4, 2009, February 24, 2010 and February 25, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

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[1]   Applicants also request relief for future unit investment trusts (collectively, with the Millington Trusts, the "Trusts") and series of the Trusts ("Series") that are sponsored by Millington or any entity controlling, controlled by or under common control with Millington (together with Millington, the "Depositors"). Any future Trust and Series that relies on the requested order will comply with the terms and conditions of the application. All existing entities that currently intend to rely on the requested order are named as applicants.

Hearing requests should be received by the Commission by 5:30 p.m. on March 19, 2010, and

should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC

20549-1090; Applicants, 222 S. Mill Street, Naperville, Illinois 60540.

For Further Information Contact: Emerson S. Davis, Sr., Senior Counsel, at (202) 551-6868, or

Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation,

Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

     1.   The Millington Trust is a unit investment trust ("UIT") that is registered under the

Act. Any future Trust will be a registered UIT. Millington, an Illinois corporation, is registered

under the Securities Exchange Act of 1934 as a broker-dealer and is the Depositor of the Millington

Trusts. Each Series will be created by a trust indenture between the Depositor and a banking

institution or trust company as trustee ("Trustee").

     2.   The Depositor acquires a portfolio of securities, which it deposits with the Trustee in

exchange for certificates representing units of fractional undivided interest in the Series' portfolio

("Units"). The Units are offered to the public through the Depositor and dealers at a price which, during the initial offering period, is based upon the aggregate market value of the underlying

securities, or, the aggregate offering side evaluation of the underlying securities if the underlying

securities are not listed on a securities exchange, plus a front-end sales charge. The maximum sales

charge may be reduced in compliance with rule 22d-1 under the Act in certain circumstances,

which are disclosed in the Series' prospectus.

      3.   The Depositor is not legally obligated, and does not currently intend, to maintain a

secondary market for Units of outstanding equity Series, but may seek to do so in the future.   Other

broker-dealers may or may not maintain a secondary market for Units of a Series. If a secondary

market is maintained, investors will be able to purchase Units on the secondary market at the

current public offering price plus a front-end sales charge. If such a market is not maintained at

any time for any Series, holders of the Units ("Unitholders") of that Series may redeem their Units

through the Trustee.

A.   Deferred Sales Charge and Waiver of Deferred Sales Charge under Certain Circumstances

      1.   Applicants request an order to the extent necessary to permit one or more Series to

impose a sales charge on a deferred basis ("DSC"). For each Series, the Depositor would set a

maximum sales charge per Unit, a portion of which may be collected "up front" (i.e., at the time an

investor purchases the Units). The DSC would be collected subsequently in installments

("Installment Payments") as described in the application. The Depositor would not add any amount

for interest or any similar or related charge to adjust for such deferral.

      2.   When a Unitholder redeems or sells Units, the Depositor intends to deduct any unpaid

DSC from the redemption or sale proceeds. When calculating the amount due, the Depositor will

assume that Units on which the DSC has been paid in full are redeemed or sold first. With respect

to Units on which the DSC has not been paid in full, the Depositor will assume that the Units held for the longest time are redeemed or sold first. Applicants represent that the DSC collected at the time of redemption or sale, together with the Installment Payments and any amount collected up front, will not exceed the maximum sales charge per Unit. Under certain circumstances, the Depositor may waive the collection of any unpaid DSC in connection with redemptions or sales of Units. These circumstances will be disclosed in the prospectus for the relevant Series and implemented in accordance with rule 22d-1 under the Act.

3.　　Each Series offering Units subject to a DSC will state the maximum charge per Unit in its prospectus. In addition, the prospectus for such Series will include the table required by Form N-1A (modified as appropriate to reflect the difference between UITs and open-end management investment companies) and a schedule setting forth the number and date of each Installment Payment, along with the duration of the collection period. The prospectus also will disclose that portfolio securities may be sold to pay the DSC if distribution income is insufficient and that securities will be sold pro rata, if practicable, otherwise a specific security will be designated for sale.

B.　　Exchange Option and Rollover Option

1.　　Applicants request an order to the extent necessary to permit Unitholders of a Series to exchange their Units for Units of another Series ("Exchange Option") and Unitholders of a Series that is terminating to exchange their Units for Units of a new Series of the same type ("Rollover Option"). The Exchange Option and Rollover Option would apply to all exchanges of Units sold with a front-end sales charge or DSC.

2.　　A Unitholder who purchases Units under the Exchange Option or Rollover Option would pay a lower sales charge than that which would be paid for the Units by a new investor. The reduced sales charge will be reasonably related to the expenses incurred in connection with the administration of the DSC program, which may include an amount that will fairly and adequately compensate the Depositor and participating underwriters and brokers for their services in providing the DSC program.

Applicants' Legal Analysis:

A.   DSC and Waiver of DSC

1.   Section 4(2) of the Act defines a "unit investment trust" as an investment company that issues only redeemable securities. Section 2(a)(32) of the Act defines a "redeemable security" as a security that, upon its presentation to the issuer, entitles the holder to receive approximately his or her proportionate share of the issuer's current net assets or the cash equivalent of those assets. Rule 22c-1 under the Act requires that the price of a redeemable security issued by a registered investment company for purposes of sale, redemption or repurchase be based on the security's current net asset value ("NAV"). Because the collection of any unpaid DSC may cause a redeeming Unitholder to receive an amount less than the NAV of the redeemed Units, applicants request relief from section 2(a)(32) and rule 22c-1.

2.   Section 22(d) of the Act and rule 22d-1 under the Act require a registered investment company and its principal underwriter and dealers to sell securities only at the current public offering price described in the investment company's prospectus, with the exception of sales of redeemable securities at prices that reflect scheduled variations in the sales load. Section 2(a)(35) of the Act defines the term "sales load" as the difference between the sales price and the portion of the proceeds invested by the depositor or trustee. Applicants request relief from section 2(a)(35) and section 22(d) to permit waivers, deferrals or other scheduled variations of the sales load.

3.   Under section 6(c) of the Act, the Commission may exempt classes of transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their proposal meets the standards of section 6(c). Applicants state that the provisions of section 22(d) are intended to prevent (a) riskless trading in investment company securities due to backward pricing, (b) disruption of orderly distribution by dealers selling shares at a discount, and (c) discrimination among investors resulting from different prices charged to different investors. Applicants assert that the proposed DSC program will present none of these abuses. Applicants further state that all scheduled variations in the sales load will be disclosed in the prospectus of each Series and applied uniformly to all investors, and that applicants will comply with all the conditions set forth in rule 22d-1.

4.   Section 26(a)(2)(C) of the Act, in relevant part, prohibits a trustee or custodian of a UIT from collecting from the trust as an expense any payment to the trust's depositor or principal underwriter. Because the Trustee's payment of the DSC to the Depositor may be deemed to be an expense under section 26(a)(2)(C), applicants request relief under section 6(c) from section 26(a)(2)(C) to the extent necessary to permit the Trustee to collect Installment Payments and disburse them to the Depositor. Applicants submit that the relief is appropriate because the DSC is more properly characterized as a sales load.

B.   Exchange Option and Rollover Option

1.   Sections 11(a) and 11(c) of the Act prohibit any offer of exchange by a UIT for the securities of another investment company unless the terms of the offer have been approved in advance by the Commission. Applicants request an order under sections 11(a) and 11(c) for Commission approval of the Exchange Option and the Rollover Option.

C.   Net Worth Requirement

1.   Section 14(a) of the Act requires that a registered investment company have $100,000 of net worth prior to making a public offering. Applicants state that each Series will comply with this requirement because the Depositor will deposit more than $100,000 of securities. Applicants assert, however, that the Commission has interpreted section 14(a) as requiring that the initial capital investment in an investment company be made without any intention to dispose of the investment. Applicants state that, under this interpretation, a Series would not satisfy section 14(a) because of the Depositor's intention to sell all the Units of the Series.

2.   Rule 14a-3 under the Act exempts UITs from section 14(a) if certain conditions are met, one of which is that the UIT invest only in "eligible trust securities," as defined in the rule. Applicants state that they may not rely on rule 14a-3 because certain Series (collectively, "Equity Series") will invest all or a portion of their assets in equity securities or shares of registered investment companies which do not satisfy the definition of eligible trust securities.

3.   Applicants request an exemption under section 6(c) of the Act to the extent necessary to exempt the Equity Series from the net worth requirement in section 14(a). Applicants state that the Series and the Depositor will comply in all respects with the requirements of rule 14a-3, except that the Equity Series will not restrict their portfolio investments to "eligible trust securities."

D.   Capital Gains Distribution

1.   Section 19(b) of the Act and rule 19b-1 under the Act provide that, except under limited circumstances, no registered investment company may distribute long-term gains more than once every twelve months. Rule 19b-1(c), under certain circumstances, exempts a UIT investing in eligible trust securities (as defined in rule 14a-3) from the requirements of rule 19b-1. Because the Equity Series do not limit their investments to eligible trust securities, however, the Equity Series

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will not qualify for the exemption in paragraph (c) of rule 19b-1. Applicants therefore request an

exemption under section 6(c) from section 19(b) and rule 19b-1 to the extent necessary to permit

capital gains earned in connection with the sale of portfolio securities to be distributed to

Unitholders along with the Equity Series' regular distributions. In all other respects, applicants will

comply with section 19(b) and rule 19b-1.

2.   Applicants state that their proposal meets the standards of section 6(c). Applicants

assert that any sale of portfolio securities would be triggered by the need to meet Trust expenses,

Installment Payments, or by redemption requests, events over which the Depositor and the Equity

Series do not have control. Applicants further state that, because principal distributions must be

clearly indicated in accompanying reports to Unitholders as a return of principal and will be

relatively small in comparison to normal dividend distributions, there is little danger of confusion

from failure to differentiate among distributions.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following

conditions:

A.   DSC Relief and Exchange and Rollover Options

1.   Whenever the Exchange Option or the Rollover Option is to be terminated or its terms

are to be amended materially, any holder of a security subject to that privilege will be given

prominent notice of the impending termination or amendment at least 60 days prior to the date of

termination or the effective date of the amendment, provided that: (a) no such notice need be given

if the only material effect of an amendment is to reduce or eliminate the sales charge payable at the

time of an exchange, to add one or more new Series eligible for the Exchange Option or the

Rollover Option, or to delete a Series which has terminated; and (b) no notice need be given if, under extraordinary circumstances, either (i) there is a suspension of the redemption of Units of the Series under section 22(e) of the Act and the rules and regulations promulgated thereunder, or (ii) a Series temporarily delays or ceases the sale of its Units because it is unable to invest amounts effectively in accordance with applicable investment objectives, policies and restrictions.

2.   An investor who purchases Units under the Exchange Option or the Rollover Option will pay a lower sales charge than that which would be paid for the Units by a new investor.

3.   The prospectus of each Series offering exchanges or rollovers and any sales literature or advertising that mentions the existence of the Exchange Option or Rollover Option will disclose that the Exchange Option and the Rollover Option are subject to modification, termination or suspension without notice, except in certain limited cases.

4.   Any DSC imposed on a Series' Units will comply with the requirements of subparagraphs (1), (2) and (3) of rule 6c-10(a) under the Act.

5.   Each Series offering Units subject to a DSC will include in its prospectus the disclosure required by Form N-1A relating to deferred sales charges (modified as appropriate to reflect the differences between UITs and open-end management investment companies) and a schedule setting forth the number and date of each Installment Payment.

B.   Net Worth Requirement

1.   Applicants will comply in all respects with the requirements of rule 14a-3 under the Act, except that the Equity Series will not restrict their portfolio investments to "eligible trust securities."

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary